Exhibit 3.1

CERTIFICATE of AMENDMENT of
CERTIFICATE of INCORPORATION of
GLOBAL DYNAMICS CORP.

Pursuant to § 242 of the General Corporation Law of the State of Delaware

The undersigned, pursuant to the provisions of the General Corporation Law of the State of Delaware, do hereby certify and set forth as follows:

FIRST:                  That at a meeting of the Board of Directors of Global Dynamics Corp. (the “Corporation”), the following resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable:

RESOLVED, that the Board of Directors hereby declares it advisable and in the best interests of the Company that Article FIRST and FOURTH of the Certificate of Incorporation be amended to read as follows:

“FIRST:         The name of the Corporation shall be Consumer Products Services Group, Inc.”

“FOURTH:    The number of shares authorized by the Corporation shall be 1,050,000,000 (One Billion Fifty Million), consisting of 1,000,000,000 (One Billion) shares of common stock, par value of $0.0001 and 50,000,000 (Fifty Million) shares of preferred stock, par value of $0.0001 per shares.

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is expressly authorized, by resolution adopted and filed in accordance with law, to fix the number of shares in each series, the designation thereof, the powers (including voting powers, full or limited, if any), the preferences and relative participating, optional or other special rights thereof, and the qualifications or restrictions thereon, of each series and the variations in such voting powers (if any) and preferences and rights as between series. Any shares of any class or series of Preferred Stock purchased, exchanged, converted or otherwise acquired by the Corporation, in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof.  All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock, without designation as to series, and may be reissued as part of any series of Preferred Stock created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth in this Certificate of Incorporation or in such resolution or resolutions.”

SECOND:            That the said amendment has been consented to and authorized by the holders of a majority of the issued and outstanding stock entitled to vote by written consent in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

THIRD:                That the aforesaid amendment was duly adopted with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this Certificate to be signed by Darren A. Krantz, this 18th Day of March, 2010.

/s/ Darren A. Krantz
Darren A. Krantz,
Authorized Officer